United States securities and exchange commission logo





                              May 13, 2021

       Keith L. Horn
       Chief Executive Officer
       Forest Road Acquisition Corp.
       1177 Avenue of the Americas, 5th Floor
       New York, NY 10036

                                                        Re: Forest Road
Acquisition Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed May 10, 2021
                                                            File No. 333-253136
                                                            Correspondence
filed May 12, 2021

       Dear Mr. Horn:

              We have reviewed your amended registration statement and the correspondence filed on
       May 12, 2021 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 11, 2021 letter.

       Amendment No. 3 to Registration Statement on Form S-4

       Exhibits

   1. We note that you have filed a short-form tax opinion as Exhibit 8.1, which refers to the disclosure in the
prospectus for the opinion. Revise your disclosure in the section entitled
                                                        "Certain United States
Federal Income Tax Considerations of the Redemption" to also include a discussion of
the material federal income tax consequences of the merger. In this regard, we note the
Merger Agreement provides that the merger is intended to constitute a reorganization
within the meaning of Section 368(a) of the Internal Revenue Code, suggesting that the
transaction will be tax-free for U.S. holders. Refer to Item 4(a)(6) of
                                                        Form S-4 and Section
III.A. of Staff Legal Bulletin No. 19. Lastly, please remove
 Keith L. Horn
Forest Road Acquisition Corp.
May 13, 2021
Page 2
      language in the disclosure and opinion stating that this section covers "certain" tax consequences or that this is a "discussion" or "summary." Refer to Staff Legal Bulletin
      No. 19 Sections III.C.1. and III.C.2.
Correspondence filed May 12, 2021

Summary of Forest Road Financial Analysis, page 123

2.    We note your proposed revised disclosure in response to our prior comment
2. Please
      quantify, to the extent possible and where applicable, the assumptions made in performing the financial analysis. For example, if the company measures the the ability of the Target
      Companies to continue to retain and attract coaches, trainers and influencers with metrics such as change in number of coaches, trainers and influencers, disclose such metrics and quantify the change relied upon. Please disclose the same, as applicable, for the ability of
      Beachbody to successfully integrate Myx into its operations and the ability of the Target
      Companies to attract and retain subscribers.
3. We note your proposed revised disclosure in response to comment 3, however, it does not appear that you have disclosed whether or not the projections are in line with historical operating trends or growth rates and, if not, explain why the change in trends is appropriate. Please advise.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Beachbody
Components of our Operating Results and Results of Operations
Contribution, page 221

4. We are still reviewing your response to comment 4 and may have additional comments.
       You may contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any other questions.



                                                            Sincerely,
FirstName LastNameKeith L. Horn
                                                            Division of
Corporation Finance
Comapany NameForest Road Acquisition Corp.
                                                            Office of Trade &
Services
May 13, 2021 Page 2
cc:       Joshua Englard, Esq.
FirstName LastName